UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Tekkorp Digital Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G8739H106
(CUSIP Number)

Matthew S. Davey
Tekkorp JEMB LLC
1980 Festival Plaza Drive, Suite 300
Las Vegas, Nevada  89135
Tel: (702) 879-9687

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8739H106	Page 2

1	NAMES OF REPORTING PERSONS
Tekkorp JEMB LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 4,750,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”) held of record by Tekkorp JEMB LLC (the “Sponsor”) that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A ordinary shares, par value $0.0001 per share (“Class A Shares”).

(2)
Calculated based on the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.  Assumes no Class A Shares outstanding as of October 28, 2022, the date on which Tekkorp Digital Acquisition Corp. (the “Issuer”) redeemed in full all of the issued and outstanding Class A Shares.

CUSIP No. G8739H106	Page 3

1	NAMES OF REPORTING PERSONS
Tekkorp Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 4,750,000 Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.
(2)
Calculated based on the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.  Assumes no Class A Shares outstanding as of October 28, 2022, the date on which the Issuer redeemed in full all of the issued and outstanding Class A Shares.

CUSIP No. G8739H106	Page 4

1	NAMES OF REPORTING PERSONS
Matthew S. Davey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Reflects 4,750,000 Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.
(2)
Calculated based on the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.  Assumes no Class A Shares outstanding as of October 28, 2022, the date on which the Issuer redeemed in full all of the issued and outstanding Class A Shares.

CUSIP No. G8739H106	Page 5

1	NAMES OF REPORTING PERSONS
JEMB SPAC LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 4,750,000 Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares.
(2)
Calculated based on the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.  Assumes no Class A Shares outstanding as of October 28, 2022, the date on which the Issuer redeemed in full all of the issued and outstanding Class A Shares.

CUSIP No. G8739H106	Page 6

1	NAMES OF REPORTING PERSONS
Morris Bailey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,750,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (1) (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Reflects 4,750,000 Class B Shares, held of record by the Sponsor that are convertible, at the election of the holder and on a one-for-one basis (subject to adjustment) into Class A Shares. See Item 4.
(2)
Calculated based on the 4,750,000 Class A Shares that the Sponsor has the right to acquire, within 60 days, upon conversion of the Class B Shares of which it is the record owner.  Assumes no Class A Shares outstanding as of October 28, 2022, the date on which the Issuer redeemed in full all of the issued and outstanding Class A Shares.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment No. 3”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on November 2, 2020 (the “Original Schedule 13D”), as amended on December 15, 2020 (“Amendment No. 1”) and July 12, 2021 (“Amendment No. 2”), regarding the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Tekkorp Digital Acquisition Corp., a Cayman Islands exempted corporation (the “Issuer” or the “Company”), underlying units issued in the Issuer’s initial public offering (“IPO”) and Class A Shares issuable upon conversion of Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of the Issuer.  The address of the Issuer’s principal executive offices is 1980 Festival Plaza Drive, Suite 300, Las Vegas, Nevada, 89135.

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D or the Amendment No. 1 or Amendment No. 2 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Original Schedule 13D or the Amendment No. 1 or Amendment No. 2 thereto.

ITEM 4.	PURPOSE OF TRANSACTION

On October 4, 2022, the Issuer filed with the U.S. Securities and Exchange Commission (“SEC”) a Form 8-K indicating that, due to its not completing a business combination by October 26, 2022, the Issuer, as required by its Amended and Restated Memorandum and Articles of Association, would be as promptly as possible, but not more than ten business days thereafter, redeeming (the “Redemption”) 100% of the Issuer’s issued and outstanding Class A Shares.

On October 27, 2022, The Nasdaq Stock Market LLC filed a Form 25 with the SEC to delist the Company’s securities.  As a result, the Issuer’s Class A Shares, as well as the Issuer’s publicly traded units and warrants, ceased trading as of the close of business on October 27, 2022.  The Issuer is expected to file a Form 15 with the SEC to terminate the registration of its securities under the Securities Exchange Act of 1934, as amended.

Subsequently, on October 28, 2022, the Redemption took place, during which time funds held in the Issuer’s trust account, less $100,000 of interest to pay dissolution expenses and net of taxes payable, were distributed to each holder of Class A Shares on a pro rata basis (the “Redemption Amount”).  Upon the Redemption, the Issuer’s issued and outstanding Class A Shares were deemed cancelled and, as of that date, represent only the right to receive the Redemption Amount.  In connection with the Redemption, 1,000,000 Class A Shares owned by Morris Bailey were redeemed in full.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b)

The aggregate number and percentage of Class A Shares reported herein as beneficially owned by each Reporting Person assumes that there were no Class A Shares issued and outstanding as of October 28, 2022, the date on which the Issuer redeemed in full all of the then issued and outstanding Class A Shares.

The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class B Shares of which it is the record owner, which represents 100% of the outstanding Class A Shares, as calculated pursuant to Rule 13d-3(d).

Holdings and JEMB SPAC, as the sole members of the Sponsor, may be deemed to beneficially own, and have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class B Shares of which the Sponsor is the record owner, representing 100% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).

Mr. Davey, as the manager of Holdings, may be deemed to beneficially own, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class A Shares of which Holdings is the beneficial owner, representing 100% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).

Mr. Bailey, as the managing member of JEMB SPAC, has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 4,750,000 Class A Shares of which JEMB SPAC is the beneficial owner, representing 100% of the outstanding Class A Shares, as calculated pursuant to Exchange Act Rule 13d-3(d).

(c)

Except as set forth in this Statement, the Reporting Persons have not engaged in any other transactions in the Issuer’s Shares in the last sixty days.

(d)

Upon the effectiveness of the Form 25 and Form 15, the Reporting Persons will cease to have a reporting obligation with respect to the Issuer’s securities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 1, 2022

TEKKORP JEMB LLC

By:	/s/ Matthew S. Davey
Name: Matthew S. Davey
Title: Authorized Signatory

TEKKORP HOLDINGS LLC

By:	/s/ Matthew S. Davey
Name: Matthew S. Davey Title: Manager

MATTHEW S. DAVEY

By:	/s/ Matthew S. Davey
Name: Matthew S. Davey

JEMB SPAC LLC

By:	/s/ Morris Bailey
Name: Morris Bailey Title: Managing Member

MORRIS BAILEY

By:	/s/ Morris Bailey
Name: Morris Bailey